Exhibit 99.1

XELR8 HOLDINGS ACHIEVES RECORD SALES IN FIRST QUARTER 2007

Tele-Conference and WebCast Scheduled for this Afternoon Beginning at 4:15 PM ET

DENVER, Colo. – (PR NEWSWIRE) – April 30, 2007 – XELR8 Holdings, Inc. (AMEX:BZI), a provider of functional foods, beverages and nutritional supplements, today announced results for the three months ended March 31, 2007.

Financial and Operational Highlights for Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

•                  Net cash used by operations fell 84% to $177,000 from $1.13 million.

•                  Revenues of $870,000 were up 61% over $539,000, and represented record sales for a single quarter.

•                  Gross profit margin on sales rose to 65% from 55%.

•                  Net loss totaled $1.36 million, or $0.13 per basic and diluted common share, a 12% decline from a net loss of $1.55 million, or $0.16 per basic and diluted common shares.

•                  As of March 31, 2007, the Company had approximately $1.46 million in cash, $2.01 million in total current assets, no long term debt, $1.26 million in working capital, and total shareholders’ equity of $1.39 million

•                  The total number of program participants in XELR8’s direct selling network as of the end of March exceeded 4,000, with nearly 700 joining in the month of March alone.

•                  Bazi™, the Company’s new nutritional liquid dietary supplement introduced to market in mid-January of this year, represented 68% of total sales posted for the first quarter.

•                  At its annual meeting of shareholders held in early March 2007, stockholders approved the corporate name change from VitaCube Systems Holdings, Inc. to XELR8 Holdings, Inc., and on March 20, the Company initiated trading on the American Stock Exchange under its new ticker symbol, “BZI”.

John Pougnet, CEO and CFO of XELR8, stated, “When reflecting on the first quarter results, we’re perhaps most pleased with the significant improvement we saw in the net cash used by operations.  The growth of our Company has been truly outstanding over the past several months.  As more distributors and customers have joined the XELR8 team, thanks largely to the early success of Bazi, we have accelerated our drive towards achieving positive cash flow and profitability, and now have real visibility into achieving these critical milestones in the quarters ahead, presuming these positive growth trends persist.”

XELR8 will host a teleconference this afternoon beginning at 4:15 PM Eastern Time, and invites all interested parties to join management in a discussion regarding the Company’s financial results, corporate progression and other meaningful developments.  The conference call can be accessed via telephone by dialing toll free 800-240-2430, or via the Internet at www.xelr8.com.   For those unable to participate at that time, a replay of the webcast will be available for 90 days on www.xelr8.com.

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance.  XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant nutritional drink packed with eight different superfruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamin and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr.  XELR8 products are only available through independent distributors located throughout the nation.  For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	1,456,032	$76,147
Accounts receivable, net of allowance for doubtful accounts of $13,074 and $10,706, respectively	6,469	4,785
Inventory, net of allowance for obsolescence of $123,105 and $41,655, respectively	370,402	411,364
Prepaid expenses and other current assets	179,781	259,292
Total current assets	2,012,684	751,588

Intangible assets, net	10,936	11,212
Property and equipment, net	112,440	123,943
Deferred offering and loan costs	—	133,889

Total assets	$2,136,060	$1,020,632

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$749,137	$1,160,916
Bridge loan financing	—	250,000

Total liabilities	749,137	1,410,916

Commitments and Contingency

SHAREHOLDERS’ EQUITY (DEFICIT):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 14,197,170 and 10,097,170 issued and outstanding respectively	14,197	10,097
Additional paid in capital	19,987,116	16,849,900
Accumulated (deficit)	(18,614,390)	(17,250,281)

Total shareholders’ equity (deficit)	1,386,923	(390,284)

Total liabilities and shareholders’ equity (deficit)	$2,136,060	$1,020,632

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three Months Ended March 31, 2007 and 2006

	2007	2006

Net sales	$869,075	$538,960
Cost of goods sold	305,593	245,379
Gross profit	563,482	293,581

Operating expenses:
Selling and marketing expenses	629,266	1,025,138
General and administrative expenses	849,521	803,813
Research and development expenses	614	24,570
Depreciation and amortization	11,779	7,650
Total operating expenses	1,491,180	1,861,171

Net (loss) from operations	(927,698)	(1,567,590)
Other income (expense)
Interest income	3,126	18,268
Interest (expense)	(439,537)	—

Total other income (expense)	(436,411)	18,268

Net (loss)	$(1,364,109)	$(1,549,322)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.13)	$(0.16)

Weighted average common shares outstanding, basic and diluted	10,753,350	9,620,898

XELR8 HOLDINGS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Three Months Ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net Income (Loss)	$(1,364,109)	$(1,549,322)
Adjustments to reconcile
Depreciation and amortization	11,779	7,650
Stock and stock options issued for services	474,912	179,869
Interest expense and amortization related to bridge loan financing	428,889	—
Change in allowance for doubtful accounts	2,368	1,036
Change in allowance for inventory obsolescence	81,450	57,594
Change in allowance for product returns	30,866	4,158
Changes in assets and liabilities:
Accounts receivable	(4,052)	710
Inventory	(40,488)	17,379
Other current assets	79,511	(17,758)
Accounts payable and accrued expenses	122,355	172,136
Net cash (used) by operating activities	(176,519)	(1,126,548)
Cash flows from investing activities:
Capital expenditures	—	(71,846)
Net cash (used) by investing activities	—	(71,846)
Cash flow from financing activities:
Proceeds from bridge loan financing	250,000	—
Repayments of bridge loan financing	(500,000)	—
Issuance of common stock, net of offering costs	1,806,404	—
Net cash provided from financing activities	1,556,404	—
NET INCREASE (DECREASE) IN CASH	1,379,885	(1,198,394)
CASH, BEGINNING OF THE PERIOD	76,147	2,805,021
CASH, END OF THE PERIOD	$1,456,032	$1,606,627

SUPPLEMENTAL CASH FLOW
Cash paid for interest	$13,425	$—
Stock issued for satisfaction of accrued compensation expense	$540,000	$—
Deferred offering costs applied against proceeds from offering	$25,000	$—

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

Company Contacts:	XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	John Pougnet, CEO/CFO	Dodi Handy, President and CEO
	(303) 316-8577	(407) 585-1080
	CEO@xelr8.com	bzi@efcg.net